Filed Pursuant to Rule 433
Registration Statement No. 333-262557

AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Autocallable Strategic Accelerated Redemption Securities® Linked to the Invesco S&P 500® Equal Weight ETF
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately six years, if not called earlier
Market Measure	The Invesco S&P 500® Equal Weight ETF (Bloomberg symbol: “RSP”)
Automatic Call	The notes will be called automatically if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The Closing Market Price of the Market Measure on any Observation Date
Observation Dates	Approximately one, two, three, four, five and six years from the pricing date
Call Level	100.00% of the Starting Value
Call Amounts
[$10.675 to $10.775] if called on the first Observation Date, [$11.350 to $11.550] if called on the second Observation Date, [$12.025 to $12.325] if called on the third Observation Date, [$12.700 to $13.100] if called on the fourth Observation Date, [$13.375 to $13.875] if called on the fifth Observation Date and [$14.050 to $14.650] if called on the final Observation Date , each to be determined on the pricing date

Payout Profile at Maturity	If the notes are not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal amount at risk
Threshold Value	100.00% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Observation Level of the Market Measure on at least one of the Observation Dates will be equal to or greater than the Call Level and, in that case, are willing to have their notes called. This investment is also designed for investors who are willing to accept that their return on their investment will be capped at the applicable Call Premium, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036124011440/ef20022656_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If your notes are not called, your investment will result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	If called, your return on the notes is limited to the applicable Call Premium.
•
You will have no rights of a holder of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive any shares of the Market Measure or the securities held by the Market Measure, or any dividends or other distributions in respect of the Market Measure or the securities held by the Market Measure.

•	There are liquidity and management risks associated with the Market Measure.
•
The performance of the Market Measure may not correlate with the performance of its underlying index as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of the shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.

•	Payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.